UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Capital Bank Corporation

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

139793103

(CUSIP Number)

Christopher G. Marshall

North American Financial Holdings, Inc.

4725 Piedmont Row Drive

Charlotte, North Carolina 28210

Telephone: (704) 554-5901

(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

With a copy to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

January 28, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d‑1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

1.	NAME OF REPORTING PERSON: North American Financial Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 71,000,000 Shares (1)
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 71,000,000 Shares (1)
	10.	SHARED DISPOSITIVE POWER: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,000,000 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.6% (2)
14.	TYPE OF REPORTING PERSON: CO

(1) The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.
(2) Percentage calculated based on 83,877,846 shares of outstanding common stock of Capital Bank Corporation as of January 28, 2011, as reported on the Form S-1 filed by Capital Bank Corporation with the Securities and Exchange Commission on Febrary 2, 2011.

ITEM 1.         Security and Issuer.

                        This Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of Capital Bank Corporation, a North Carolina corporation (the “Company”).  The Company’s principal executive offices are located at 333 Fayetteville Street, Suite 700 Raleigh, North Carolina 27601

ITEM 2.         Identity and Background.

                        The name of the person filing this Statement is North American Financial Holdings, Inc. (the “Investor”), a multi-bank holding company.  The Investor is a corporation organized under the laws of the State of Delaware.  The Investor’s principal business address is 4725 Piedmont Row Drive, Charlotte, North Carolina 28210, Telephone: (704) 554-5901.

                        The business address of each of the following individuals is c/o North American Financial Holdings, Inc., 4725 Piedmont Row Drive, Charlotte, North Carolina 28210.  Each of the following individuals is a citizen of the United States of America.

                        Investor’s Directors:  R. Eugene Taylor (Chairman), Richard M. Demartini, Peter N. Foss, William A. Hodges, Marc D. Oken, Jeffrey E. Kirt.

                        Investor’s Executive Officers:  R. Eugene Taylor (Chairman and Chief Executive Officer), Christopher G. Marshall (Chief Financial Officer), R. Bruce Singletary (Chief Risk Officer), Kenneth A. Posner (Chief Investment Analytics and Research).

           Neither the Investor nor any of the officers or directors listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       Source and Amount of Funds or Other Consideration.

           As more fully described in Item 6 below, on November 3, 2010, Investor entered into an investment agreement (the “Investment Agreement”) with the Company and Capital Bank, a North Carolina corporation and wholly owned subsidiary of the Company (the “Bank”), pursuant to which, on January 28, 2011, the Company completed the issuance and sale to the Investor of 71,000,000 shares of Common Stock (the “Securities”) for aggregate consideration of $181,050,000.  In connection with the Investment, each existing Company shareholder received one contingent value right (“CVR”) per share that entitles the holder to receive up to $0.75 in cash per CVR at the end of a five-year period based on the credit performance of the Bank’s existing loan portfolio.  Also in connection with the Investment, pursuant to an agreement among the Investor, the U.S. Department of the Treasury (the “Treasury”) and the Company, the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A and warrant to purchase shares of common stock issued by the Company to the Treasury in connection with the Treasury’s Troubled Asset Relief Program were repurchased. A copy of each of the Investment Agreement and the CVR agreement is attached as an exhibit and incorporated herein by reference.

Investor funded the purchase of the Securities from working capital, which funds were originally obtained through one or more private offerings conducted by the Investor.

ITEM 4.         Purpose of the Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

Investor acquired the Securities as described in Item 3 pursuant to the Investment Agreement.  Investor currently intends, although it is not required, to maintain its position as the principal shareholder of the Company and play a major role in the strategic direction of the Company.

Notwithstanding the foregoing, Investor may determine to change its intent with respect to its ownership interest in the Company at any time in the future.  In reaching any conclusion as to its future course of action, Investor may take into consideration various factors, such as the Company’s condition, business, operations, assets, liabilities and prospects, other developments concerning the Company and the industry in which it operates, changes or potential changes in laws and regulations, other business opportunities available to Investor, developments with respect to the businesses of Investor, tax considerations, and general economic and equity, fixed income and other market conditions, including, but not limited to, the market price of the Common Stock.  Investor reserves the right, based on all relevant factors, alone or in conjunction with others, including the Company, (a) to acquire additional shares of the Common Stock in the open market, in privately negotiated transactions or in affiliate transactions with or from the Company or the Company’s subsidiaries, (b) to dispose of all or a portion of its holdings of the Common Stock or other Securities, (c) to undertake an extraordinary corporate transaction such as a merger, consolidation, other business combination or reorganization involving the Company or its subsidiaries which may include transactions with the Investor and/or the Investor's other subsidiaries, or (d) to take any other action similar to those listed above.

Except as set forth above, Investor does not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  However, Investor reserves the right to change its intention with respect to any or all of the matters referred to in this Item, which could include, but is not limited to, any of the items enumerated in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

As of the date on which this Statement was initially filed, Investor beneficially owns a total of 71,000,000 shares of Common Stock, which in the aggregate represents 84.6% of the Company’s outstanding Common Stock as of January 28, 2011.

ITEM 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.

Investment Agreement

On November 3, 2010, Investor entered into the Investment Agreement with the Company and Bank, pursuant to which on January 28, 2011, Investor acquired the Securities in exchange for aggregate consideration of $181,050,000.

The Investment Agreement includes, among other provisions, the following terms:

            Board Representation.  Pursuant to the terms of the Investment Agreement, Mr. R. Eugene Taylor, the Investor Chairman and Chief Executive Officer, was appointed Chairman of the Board of the Company and a member of the Board of Directors of the Bank.  Mr. Christopher G. Marshall, the Investor Chief Financial Officer, and Mr. Bruce R. Singletary, the Investor Chief Risk Officer, were each appointed to the Board of Directors of the Company and the Board of Directors of the Bank.  In addition, Mr. Peter N. Foss and Mr. William A. Hodges were appointed to the Board of Directors of the Company.  Mr. Oscar A. Keller, III and Mr. Charles F. Atkins will remain on the Board of Directors of the Company and the Board of Directors of the Bank.  Also on January 28, 2011, the Company and the Bank each entered into customary indemnification agreements with the above directors. The Investment Agreement is attached as an exhibit and incorporated herein by reference.

Registration Rights Agreement

The Company entered into a Registration Rights Agreement with Investor, dated January 28, 2011, granting Investor customary registration rights, including “shelf” registration rights, demand registration rights and “piggyback” registration rights with respect to the Securities purchased by Investor under the Investment Agreement.  Such Registration Rights Agreement is attached as an exhibit and incorporated herein by reference.

ITEM 7.         Material to be Filed as Exhibits

Exhibit	Document
Exhibit 1	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Commission on November 4, 2010)
Exhibit 2

Contingent Value Rights Agreement, dated January 28, 2011, by Capital Bank Corporation (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Commission on February 2, 2011)

Exhibit 3

Registration Rights Agreement dated January 28, 2011, by and between Capital Bank Corporation and North American Financial Holdings, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Commission on February 2, 2011)

Exhibit 4	Press Release dated January 28, 2011 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Commission on February 2, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2011

North American Financial Holdings, Inc.

By:  /s/ Christopher G. Marshall

Name: Christopher G. Marshall

Title: Chief Financial Officer

Exhibit Index

Exhibit	Document
Exhibit 1	Investment Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Commission on November 4, 2010)
Exhibit 2

Contingent Value Rights Agreement, dated January 28, 2011, by Capital Bank Corporation (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Commission on February 2, 2011)

Exhibit 3

Registration Rights Agreement dated January 28, 2011, by and between Capital Bank Corporation and North American Financial Holdings, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Commission on February 2, 2011)

Exhibit 4	Press Release dated January 28, 2011 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Commission on February 2, 2011)